                                                                   Exhibit 12(a)


                OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

         Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                                 (In millions)

                                                      Three Months
                                                     Ended March 31,
                                                    ------------------
                                                    1995          1994
                                                    ----          ----
  Earnings:
  Income before taxes                              $59.5          $23.9
  Add (deduct):
     Income taxes of 50% owned affiliates            1.2            0.9

     Equity in losses of less than 50%
        owned affiliates                             0.9            1.3

     Dividends received from less
       than 50% owned affiliates                      -             0.1

     Interest capitalized, net of amortization       0.1            0.4

     Fixed charges as described below               15.5           13.4
                                                   -----          -----

           Total                                   $77.2          $40.0
                                                   =====          =====

  Fixed Charges:
     Interest expense                              $10.8           $9.4

     Estimated interest factor in rent expense       4.7            4.0
                                                   -----          -----

           Total                                   $15.5          $13.4
                                                   =====          =====

  Ratio of earnings to fixed charges                 5.0            3.0
                                                   =====          =====
